                                                                    Exhibit 99.1

(CAMPBELL RESOURCES INC. LOGO)

                                  PRESS RELEASE
                              For immediate release

               CAMPBELL RESOURCES ANNOUNCES ITS FOURTH QUARTER AND
                             ANNUAL RESULTS FOR 2006

MONTREAL, MARCH 15, 2007 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) today announced financial and operating results for the fiscal year and fourth quarter ended December 31, 2006. During the year, the Company took significant steps toward exiting CCAA, a goal that was partially achieved subsequent to year end. Other achievements during the year that positioned the Company to take advantage of strong copper and gold markets included:

     -    Received approval of creditors for the Plans of Arrangement.

     -    Campbell and GeoNova exited CCAA protection subsequent to year end.

     -    Working capital increased by $26.2 million on a proforma basis.

     -    Completed three equity financings totaling $18.1 million.

     -    Repaid $4.0 million of secured debt.

     -    Sold the Discovery property to Strateco Resources Inc.

     - Retained Geostat Systems International Inc. ("Geostat") to complete a 43-101 compliant technical report (Ref. SEDAR) on the high-grade Corner Bay deposit which estimates measured and indicated resources at 542,000 tons grading 5.03% Cu.

     - Positive Geostat technical report recommends proceeding with the extraction of a 42,000 tonne bulk sample grading 3.7% copper at Corner Bay.

     - Collared the portal and began installation of infrastructure for development of Corner Bay.

     - Entered into an Operating Consulting Agreement with Nuinsco Resources Limited for consulting services at the Campbell's Chibougamau operations.

     - Sold the Eastmain property for $2.5 million in cash, two million common shares, one million common share purchase warrants and a 2% net smelter royalty.

     - Identified the Merrill Island property for potential early copper production.

     - Applied for permits to begin operations at the Merrill Island open pit.

FINANCIAL RESULTS

The Company recorded a net loss of $32.2 million or $0.19 per share in the fourth quarter of 2006, compared with a net loss of $21.3 million or $0.20 per share in 2005. The net loss includes a write down of the carrying value of the Copper Rand property by an amount of $23.7 million to an estimated fair value of $30.0 million and a write down of the Joe Mann property by an amount of $1.3 million to nil. For the year, the net loss was $41.2 million, or $0.27 per share, compared with $24.4 million, or $0.23 per share, in 2005. These results do not include operations at the Copper Rand Mine, which continue to be capitalized as preproduction development

In 2005, the Company wrote down the carrying values of the Discovery property by $1.8 million following the acceptance, in 2006, of the offer to purchase the property from Strateco Resources Inc. and the Copper Rand Mine by $16.7 million based on a projection of the operation's future cash flow.

Gross metal sales for the fourth quarter of 2006, comprised exclusively of gold production from the Joe Mann mine, were $3.2 million compared with $4.2 million for the comparable period in 2005. The average market gold price for the fourth quarter was $717 (US$622), compared with $581 (US$498) for the fourth quarter of 2005.

Gross metal sales for 2006 were $11.9 million (13,800 ounces of gold) compared with $19.9 million (30,500 ounces of gold) for the previous year. The average market gold price was $682 (US$601) for 2006 and $539 (US$449) for 2005.

Mining expenses for the fourth quarter 2006 were $4.1 million, compared with $4.0 million for the comparable period in 2005. The operating cost per ounce in the fourth quarter of 2006 was US$922 compared with US$578 in the previous year. Mining expenses for 2006 were $13.9 million compared to $16.4 million for the previous year and the operating cost per ounce was US$798 compared with US$442 in 2005.

JOE MANN MINE

Joe Mann, originally scheduled to close in November 2005, continues to operate without known reserves. Production in the fourth quarter was 3,722 ounces of gold and 77,580 pounds of copper compared with 5,577 ounces and 192,258 pounds in the same period in 2005. Average gold content per ton produced was 0.237 ounces of gold, compared with 0.256 ounces of gold, realized for the same period in 2005. During the quarter, 18,269 tons of ore were milled compared with 25,678 tons in 2005. The development of new blocks of ore has been initiated on lower levels to support 2007 production estimated at 20,000 ounces of gold.

For 2006, production totalled 14,146 ounces of gold and 439,778 pounds of copper, compared with 29,431 ounces of gold and 897,460 pounds of copper for the same period in 2005. For the year, gold grade averaged 0.207 ounces per ton compared with 0.254 ounces per ton in 2005.

COPPER RAND MINE

As the Copper Rand Mine is still under development and has not yet reached commercial production, its results are not included in the Company's consolidated financial results.

Production for the fourth quarter was 15,393 tons grading 2.90% copper and 0.064 ounces of gold per ton for a total metal production of 874,761 pounds of copper and 846 ounces of gold. For 2006, total production reached 76,250 tonnes for a production of 3,275,246 pounds of copper and 3,716 ounces of gold.

The completion of the paste backfill plant was accelerated and is scheduled to be put in operation by the end of March 2007. To improve productivity, a mobile equipment maintenance program was put in place to increase the equipment availability and to reduce operating costs; the size of development headings were reduced as part of ground control program; the Alimak mining method was introduced and is on-going to reduce development in waste rock and provide a more effective mining method. A mining firm, specialized in Alimak mining, has been retained by Campbell to do this work.

For the fourth quarter of 2006, the Company invested $3.9 million in development of Copper Rand net of $2.9 million of revenue generated from the mine. For the year 2006, $5.8 million was invested in this property net of the net metal sales revenue of $12.1 million.

COPPER RAND MILL

Operations at the mill continued on a 4 days per week schedule and treated ore from both the Copper Rand and Joe Mann mines. The Copper Rand Mill has capacity to process additional ore from other deposits in the area.

OUTLOOK

Management has completed the assessment of the ground conditions at the Copper Rand Mine and has initiated the development of a 1400-foot long ramp between levels 4690 and 4510 to replace the existing ramp between the two levels. The cost of the new ramp will be offset by a substantial reduction in the amount of rehabilitation work required and will provide a more secure working environment. This decision will limit production from the Copper Rand Mine until June. Effective January 1, 2007, the Copper Rand Mine will be treated as having reached commercial production. As a result, operating and financial results will be included with Joe Mann operating and financial results in future financial statements.

As part of the ongoing strategy to maximize mill throughput, the Company intends to initiate production from the Merrill Island open pit as soon as the required environmental permit is obtained. The required permit is expected by the end of March. Production from that operation will compensate in part for the temporary loss of the Copper Rand production and represent a significant contribution to the volume of ore milled as monthly tonnage should average 20,000 tonnes. The Merrill Island open pit contains historical measured resources of 1.1 million tons grading 0.92% copper and inferred resources 0.905 million tons grading 0.53% copper. Other deposits in the area are being assessed to provide additional ore for the Copper Rand Mill.

Output at the Joe Mann Mine reflects the decreasing number of work places; however the Company is implementing a first stage exploration program of 4,000 metres both at depth and within the mine to evaluate the potential to continue production. Exploration will begin at the end of the second quarter.

The Company expects to soon complete the financing to develop the high-grade Corner Bay copper project. The Company has collared the ramp and the required surface infrastructure has been established on site. Bids for the development of the ramp have been received and work is expected to begin in the second quarter leading to production within twelve months.

The Company recently announced the closing of the sale of its Eastmain Mine property to Eastmain Resources Inc. The $2,500,000 received has been deposited with the Monitor for eventual distribution to creditors. The shares and warrants included as part of the sale proceeds remain with the Company.

Campbell and GeoNova have met all of the obligations pursuant to the Plans of Arrangement with the creditors and have received a certificate to that effect from the Monitor. Both MSV Resources and Meston Resources will require more time to complete the agreed Plans of Arrangement with expected completion during the second quarter.

With two producing mines, a mill capable of handling significantly more ore, an exceptional deposit at Corner Bay, a dominant position in the Chibougamau mining camp and its exit from CCAA protection, the Company will capitalize on the robust metal markets. In 2007, Campbell's priorities will be to evaluate opportunities and implement procedures to increase production from the Joe Mann and Copper Rand mines, to maximize mill throughput through regional exploration programs such as the Merrill Island Pit and, perhaps most significantly, to complete development and begin to process the high-grade copper mineralization from Corner Bay. Management is excited about the Company's potential and looks forward to a successful and productive year ahead.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.              Renmark Financial Communications Inc.
Andre Fortier, President and Chief   Henri Perron, hperron@renmarkfinancial.com
Executive Officer                    John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-875-9037                   Tel.: 514-939-3989
Fax: 514-875-9764                    Fax: 514-939-3717
afortier@campbellresources.com       www.renmarkfinancial.com


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

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                           2006       2005
                                                         --------   --------
                                                         $_______   $_______
ASSETS
Current assets
   Cash and cash equivalents                                1,964      1,772
   Short-term investments                                     792        125
   Restricted cash and exchange agreements                 50,000         --
   Receivables                                              1,591      1,654
   Settlements receivable                                   5,413      8,374
   Production inventories                                     401         67
   Supply inventories                                       3,844      3,330
   Prepaids                                                 1,194        877
                                                         --------   --------
                                                           65,199     16,549
Amount receivable from Copper Rand/Portage Restoration
   Fiduciary Trust                                          2,826      3,012
Restricted cash                                             3,942        350
Restricted deposits and exchange agreements                    --     49,723
Future income tax assets                                    1,484      1,324
Property, plant and equipment                              37,135     59,955
Accrued benefit asset                                       4,427      3,897
Deferred charges and other assets                             129        183
                                                         --------   --------
                                                          115,142    134,643
                                                         ========   ========
LIABILITIES
Current liabilities
   Short-term loan                                          3,891      6,606
   Accounts payable                                        13,973     13,563
   Accrued liabilities                                      5,475      3,695
   Current portion of long-term debt                       65,287     18,037
                                                         --------   --------
                                                           88,626     41,901
Asset retirement obligations                                7,804      7,738
Long-term debt                                                 70     49,745
Future income tax liabilities                               6,636      4,756
                                                         --------   --------
                                                          103,136    104,140
                                                         --------   --------
SHAREHOLDERS' EQUITY
   Capital stock                                           85,572     69,958
   Warrants, stock options and conversion rights            9,263      2,771
   Contributed surplus                                      1,996      1,404
   Deficit                                                (84,825)   (43,630)
                                                         --------   --------
                                                           12,006     30,503
                                                         --------   --------
                                                          115,142    134,643
                                                         ========   ========


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

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                     2006       2005       2004
                                                   --------   --------   -------
                                                   $_______   $_______   $______
GROSS METAL SALES                                    11,925     19,915    21,833
Treatment charges                                     1,006      1,641     1,372
                                                   --------   --------   -------
Net metal sales                                      10,919     18,274    20,461
                                                   --------   --------   -------
Expenses
   Mining                                            13,897     16,346    20,853
   Amortization of property, plant and equipment      2,743      4,675     4,802
   Write-down of properties                          25,001     18,512     1,750
   General administration                             2,945      4,080     2,255
   Stock-based compensation                             496         --       269
   CCAA and reorganisation costs                      6,511        972        --
   Exploration                                         (159)       854       705
   Care and maintenance                                 146        345       365
                                                   --------   --------   -------
                                                     51,580     44,812    31,009
                                                   --------   --------   -------
Loss before the following items                      40,661     26,538    10,548
Interest on short-term loan                             501        392        10
Interest expense on long-term debt                      692        770       405
Interest income                                        (173)      (900)   (1,702)
Amortization of deferred charges related
   to the sale of royalty                                --      1,851       264
                                                   --------   --------   -------
Loss from operations                                 41,681     28,259     9,515
                                                   --------   --------   -------
Other (income) expense
   Foreign exchange gain (loss)                          31       (334)      (47)
   Other income expense                                (552)    (3,577)     (797)
                                                   --------   --------   -------
                                                       (521)    (3,911)     (844)
                                                   --------   --------   -------
Loss before taxes and non-controlling interest       41,160     24,348     8,671
Income and mining tax expense (recovery)                 35         82      (455)
                                                   --------   --------   -------
                                                     41,195     24,430     8,216
Non-controlling interest                                 --         --       (24)
                                                   --------   --------   -------
Net loss                                             41,195     24,430     8,192
                                                   ========   ========   =======
Weighted average number of common shares ('000)     150,562    107,925    96,482
                                                   ========   ========   =======
Basic and fully diluted loss per share                 0.27       0.23      0.08
                                                   ========   ========   =======


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

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                     2006       2005       2004
                                                   --------   --------   -------
                                                   $_______   $_______   $______
CONTRIBUTED SURPLUS
Balance, beginning of year                            1,404      1,101     1,081
Options expired and cancelled during the year           132        303        20
Conversion rights expired during the year               460         --        --
                                                   --------   --------   -------
Balance, end of year                                  1,996      1,404     1,101
                                                   ========   ========   =======
Deficit
Balance, beginning of year                           43,630     19,200    11,008
Net loss                                             41,195     24,430     8,192
                                                   --------   --------   -------
Balance, end of year                                 84,825     43,630    19,200
                                                   ========   ========   =======


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